53 South Avenue
Burlington, Massachusetts 01803

November 6, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Claire Erlanger and Heather Clark

Re:        Keurig Dr Pepper Inc.
Form 10-K for the Year Ended December 31, 2022
Form 10-Q for the Quarter Ended September 30, 2023
Form 8-K furnished October 26, 2023
File No. 001-33829

Dear Sir or Madam:

In your letter dated October 30, 2023, you requested that Keurig Dr Pepper Inc. (“KDP” or the “Company”) respond to your comments within ten business days or advise when the Company would provide a response.

As discussed by telephone between the Company’s counsel and the Staff of the Division of Corporation Finance, the Company requests an extension for its response. The Company intends to respond by December 1, 2023.

Thank you for your consideration. Please do not hesitate to contact me if you have any questions.

Keurig Dr Pepper Inc.
/s/ Anthony Shoemaker

Anthony Shoemaker
Chief Legal Officer,
General Counsel and Secretary

cc:	Mr. Sudhanshu Priyadarshi, Chief Financial Officer

Michael J. Zeidel
Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Adams
Skadden, Arps, Slate, Meagher & Flom LLP